UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MICROPHASE CORPORATION

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

59515Q106

(CUSIP Number)

RCKJ Trust

43 Alexander Avenue, Nutley, New Jersey 07110

Dennis J. Durando

43 Alexander Avenue, Nutley, New Jersey 07110

732-771-6918

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 12, 2016 (date shares issued)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON RCKJ Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,430,563 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,430,563 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,430,563 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.9% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	In addition, the Reporting Person owns 50% of the membership interests in Microphase Holding Company, LLC, and such limited liability company owns (i) 1,833,702 shares of the common stock of the Issuer and (ii) 791,734 shares of the common stock of the Issuer, into which 11,876 shares of preferred stock of the Issuer is convertible as of the date hereof.

(2)	% is computed based upon 2,034,696 common shares beneficially held including 916,851 discussed in note 1 above, plus 395,867 common shares available upon conversion of preferred stock, also discussed in note 1 above, as a percentage 5,696,039 common shares outstanding plus the same 395,867 common shares available upon conversion of preferred stock.

Item 1	Security and Issuer.

The statement (“Statement”) relates to shares of common stock, no par value per share (the “Common Stock”), of Microphase Corporation, a Connecticut corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 100 Trap Falls Road Extension, Suite 400, Shelton, CT 06484.

Item 2	Identity and Background.

The Statement is being filed by RCKJ Trust (“RCKJ”), a trust organized under the laws of New Jersey.

During the last five years RCKJ has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration.

On December 15, 2015, the Trust exercised its conversion rights with respect to 11,561 shares of the Company’s Series A Convertible Preferred Stock (the “Preferred Stock”), receiving 770,733 shares of the Company’s common stock pursuant thereto. The issuance did not result in any proceeds to the Company as the conversion to common shares effectively cancelled 11,561 shares of Preferred Stock previously acquired by the holder. The preferred stock was acquired before March 31, 2010 for aggregate consideration of $1,156,100. Such Consideration was the cancellation of debts of the Company which were held by the grantor of the trust.

Item 4	Purpose of Transaction.

RCKJ does not have any current plans or proposals which relate to or would result in: (a) the acquisition by RCKJ of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5	Interest in Securities of the Issuer.

1.

(a) As of the date hereof, RCKJ beneficially owns 2,430,563 shares of the issued and outstanding common stock of the Company. Such amount represents 39.9% of the total issued and outstanding shares of the Company’s common stock as of the date hereof, as adjusted for 395,867 common shares available upon conversion of preferred stock.

(b) RCKJ holds sole voting and dispositive power over the Shares as issued to it.

(c) Other than disclosed below, there were no transactions by RCKJ Trust in the Issuer’s Common Stock during the last 60 days:

None.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by RCKJ Trust, other than the beneficiaries of RCKJ Trust.

(e) Not applicable.

Item 6	Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of RCKJ, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between RCKJ and/or any other person, with respect to any securities of the Company.

Item 7	Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2016

/s/ Dennis Durando
Trustee, RCKJ Trust